Suppl.

83-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


11007853


SEC MAIL PROCESSING
RECEIVED
JUL 20 2011
WASH. D.C.
191
SECTION

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
SEK 6,500,000,000 2.25 per cent. Notes due 22 July 2013
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 20 July 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Swedish Krona ("SEK") 6,500,000,000 2.25 per cent. Notes due 22 July 2013 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 as supplemented by a Supplementary Prospectus dated 24 May 2011 and a further Supplementary Prospectus dated 3 June 2011, as supplemented by a Pricing Supplement dated 20 July 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 20 July 2011 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.8065%	0.1000%	99.7065%
Total	SEK 6,487,422,500.00	SEK 6,500,000.00	SEK 6,480,922,500.00

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and

certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 20 July 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Supplementary Prospectus dated 24 May 2011.**
(iii) The Supplementary Prospectus dated 3 June 2011.***
(iv) The Pricing Supplement dated 20 July 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.
** Previously filed with the Securities and Exchange Commission on 2 June 2011.
*** Previously filed with the Securities and Exchange Commission on 6 June 2011.

J.P.Morgan

20 July 2011

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
SEK 6,500,000,000 2.25 per cent. Notes due 22 July 2013 (the "Notes") issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The management and underwriting fee will be 0.10 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are SEK 6,480,922,500.00which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

J.P.Morgan

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: ....

Authorised signatory

Pricing Supplement

20 July 2011

European Bank for Reconstruction and Development
SEK 6,500,000,000 2.25 per cent. Notes due 22 July 2013
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 and the Supplementary Prospectuses dated 24 May 2011 and 3 June 2011, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus as so supplemented. The Base Prospectus and the Supplementary Prospectuses are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Swedish Krona ("**SEK**")
2	Nominal Amount:		SEK 6,500,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		22 July 2011
5	Issue Price:		99.8065 per cent.
6	Maturity Date:		22 July 2013
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		SEK 500,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		22 July 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	2.25 per cent. per annum
	(b)	Fixed Interest Dates:	22 July 2012 and 22 July 2013
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Stockholm shall be the principal financial centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's	No

		option:	
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent.
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) shall apply

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	Sweden The Notes are being offered to qualified investors only and therefore the Base Prospectus and this Pricing Supplement have not been, and will not be, registered with the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act. Accordingly, the Base Prospectus and this Pricing Supplement may not be made available, nor may the Notes otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No

34	Common Code:	065087073
	ISIN Code:	XS0650870735
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	Not Applicable
38	Total Commissions:	0.10 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 22 July 2011.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 22 July 2011. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which are expected to be SEK 6,480,922,500.00) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii) Estimated net proceeds: SEK 6,480,922,500.00

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 2.35 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
JUL 20 2011
191

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
SEK 6,500,000,000 2.25 per cent. Notes due 22 July 2013
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 20 July 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Swedish Krona ("SEK") 6,500,000,000 2.25 per cent. Notes due 22 July 2013 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 as supplemented by a Supplementary Prospectus dated 24 May 2011 and a further Supplementary Prospectus dated 3 June 2011, as supplemented by a Pricing Supplement dated 20 July 2011 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 20 July 2011 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated 11 August 2010 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.8065%	0.1000%	99.7065%
Total	SEK 6,487,422,500.00	SEK 6,500,000.00	SEK 6,480,922,500.00

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and

certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 20 July 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Supplementary Prospectus dated 24 May 2011.**
(iii) The Supplementary Prospectus dated 3 June 2011.***
(iv) The Pricing Supplement dated 20 July 2011.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.
** Previously filed with the Securities and Exchange Commission on 2 June 2011.
*** Previously filed with the Securities and Exchange Commission on 6 June 2011.



European Bank
for Reconstruction and Development

(ref: MTN 11/096)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2011
WASH, D.C.
191
SECTION

20 July 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 20 July 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

J.P.Morgan

20 July 2011

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
SEK 6,500,000,000 2.25 per cent. Notes due 22 July 2013 (the "Notes") issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The management and underwriting fee will be 0.10 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are SEK 6,480,922,500.00which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

J.P.Morgan

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: ....

Authorised signatory

Pricing Supplement

20 July 2011

European Bank for Reconstruction and Development
SEK 6,500,000,000 2.25 per cent. Notes due 22 July 2013
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010 and the Supplementary Prospectuses dated 24 May 2011 and 3 June 2011, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus as so supplemented. The Base Prospectus and the Supplementary Prospectuses are available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		Swedish Krona ("**SEK**")
2	Nominal Amount:		SEK 6,500,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		22 July 2011
5	Issue Price:		99.8065 per cent.
6	Maturity Date:		22 July 2013
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		SEK 500,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		22 July 2011
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	2.25 per cent. per annum
	(b)	Fixed Interest Dates:	22 July 2012 and 22 July 2013
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Stockholm shall be the principal financial centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's	No

		option:	
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent.
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) shall apply

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	Sweden The Notes are being offered to qualified investors only and therefore the Base Prospectus and this Pricing Supplement have not been, and will not be, registered with the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act. Accordingly, the Base Prospectus and this Pricing Supplement may not be made available, nor may the Notes otherwise be marketed and offered for sale in Sweden, other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No

34	Common Code:	065087073
	ISIN Code:	XS0650870735
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	Not Applicable
38	Total Commissions:	0.10 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 22 July 2011.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 22 July 2011. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2 RATINGS	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A.S. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. Credit ratings included or referred to in this Pricing Supplement have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and is not registered but has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which are expected to be SEK 6,480,922,500.00) will be included in the ordinary capital resources of the Issuer and used in its

ordinary operations.

(ii)	Estimated net proceeds:	SEK 6,480,922,500.00
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 2.35 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable